UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-26335
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Team Financial, Inc.
Full Name of Registrant

Former Name if Applicable

8 West Peoria Street, Suite 200
Address of Principal Executive Office (Street and Number)

Paola, Kansas 66071
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2008, within the prescribed time period because it is still in the process of assessing certain accounting estimates and preparing information necessary to complete the Form 10-Q, particularly including Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bruce R. Vance	(913)	294-9667
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 includes certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws.  Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.  For forward-looking statements herein, the Registrant claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and other protections under the Federal securities laws.  The Registrant assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. In addition, the statements are of a summary nature only due to the brief descriptions necessary in this form.  More complete disclosures will be presented in the Company’s quarterly report on Form 10-Q.

The Company expects to report a net loss for the quarter ended September 30, 2008. The Company expects the net loss to be no less than approximately $3.5 million. The Company reported net income of approximately $908,000 or $0.25 basic and diluted income per share for the quarter ended September 30, 2007. The net loss during the current period will be driven by a non-cash adjustment to the Company’s valuation allowance for deferred tax assets of not less than $2.4 million, coupled with a charge to earnings from the other than temporary impairment of not less than $400,000 as a result of current market conditions related to trust preferred securities and corporate bond obligations issued by other financial institutions that the Company holds as investments. During the three months ended September 30, 2008, the Company also expects to record provisions for loan losses of not less than $2.0 million, compared to approximately $91,000 during the three months ended September 30, 2007. As a result of the Company’s net loss for the quarter ended September 30, 2008, the regulatory capital ratios of the Company and its subsidiary banks have decreased; however, the Company expects that the regulatory capital ratios will be adequately capitalized for regulatory purposes as of the date of this filing.

As previously reported, the Company’s subsidiary banks have entered into Consent Orders with the Office of the Comptroller of the Currency.  While the Company is seeking to comply with the orders, it has to date, not achieved compliance with them.  As a result, the Company has determined that it is in default on its $4 million line of credit.  The Company is seeking a waiver of this default.

The Company is also working with its regulators and with the Federal Home Loan Bank of Topeka (FHLB) in maintaining adequate liquidity for its subsidiary banks.  As part of this process, the Company has determined that some of its collateral for its FHLB borrowings is not in compliance with FHLB standards and over the next few weeks, the Company’s subsidiaries will be replacing the ineligible collateral with other collateral that the Company believes will be sufficient to remedy any deficiency.

The foregoing will be discussed in more detail in the Company’s 10-Q filing.

Team Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2008	By	/s/ Bruce R. Vance
Bruce R. Vance, Chief Financial Officer